Rydex Specialized Products LLC
9601 Blackwell Road, Suite 500
Rockville, MD 20850

February 5, 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308
Mail Stop 3720
Attn:  Terry French
           Gopal Dharia

Re:	CurrencySharesSM Euro Trust (File No. 1-32694) Item 4.02(a) of Form 8-K Filed on January 22, 2007

Ladies and Gentlemen:

        In regard to the above-referenced Current Report on Form 8-K, the undersigned, as CEO and Treasurer of Rydex Specialized Products LLC, the sponsor (the “Sponsor”) of the CurrencySharesSM Euro Trust (the “Trust”), on behalf of the Trust hereby acknowledges that:

•	The Sponsor on behalf of the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Sponsor and the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
CURRENCYSHARESSM EURO TRUST
By Rydex Specialized Products LLC
Sponsor of the CurrencySharesSM Euro Trust
By: /s/ Carl G. Verboncoeur
Carl G. Verboncoeur
CEO and Treasurer